United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 31 March 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC
(Translation of registrant’s name into English)

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D Â

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2023, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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25 April 2023

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First Quarter ended 31 March 2023 & Interim Dividend Declaration

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net impact related to European flooding, income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia, impact of a defined benefit plan amendment arising from legislative changes in respect of the minimum retirement age and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Q1 2023				Change vs 2022
	Revenue	Volume (UC)[1]	Revenue per UC[1],[2],[4]	Comparable Volume[2],[3]	Revenue per UC[1],[2],[4]	FXN[2],[4] Revenue	Revenue
Europe	€3,145m	590m	€5.42	5.0%	8.5%	14.0%	12.0%
API	€1,009m	178m	€5.77	0.0%	13.5%	13.5%	11.5%
CCEP	€4,154m	768m	€5.50	4.0%	10.0%	14.0%	12.0%

Q1 HIGHLIGHTS[2]
Revenue
Q1 Reported +12.0%; Q1 Fx-neutral +14.0%[4]

•Continued to deliver the largest revenue growth YTD for our retail customers within FMCG in Europe & within NARTD in Australia & New Zealand[5]
•NARTD YTD value share gains[5] across measured channels both in store (+10bps) & online (+40bps)
•Comparable volume +4.0%[3] (Europe: +5.0%; API: flat) reflecting solid in-market execution & underlying demand. In API, the strategic SKU portfolio rationalisation in Indonesia offset continued trading momentum in Australia & New Zealand
◦Away from Home (AFH) channel comparable volume: +5.5%[3] driven by good underlying demand & the tail end of the effects of the pandemic. Immediate consumption (IC) packs continued to recover reflecting increased mobility (+9.5%[6] vs 2022)
◦Home channel comparable volume: +3.0%[3] driven by solid in-market execution
•Revenue per unit case +10.0%[1],[4] reflecting positive headline price across all markets, alongside favourable pack & channel mix led by the recovery of the AFH channel
•Recent trading indicating no significant change in underlying consumer demand

Dividend
•Declaring first-half interim dividend per share of €0.67, calculated as 40% of the full-year 2022 dividend. Reaffirming FY23 guidance for an annualised total dividend payout ratio of approximately 50%[7]

Other
•Innovation highlights:
◦NARTD: Monster Juice & Ultra flavour extensions, What the Fanta Purple rolled out in Europe, Schweppes Melon Watermelon & Peach Coconut Soda Mixers launched in GB
◦ARTD: Jack Daniel’s & Coca-Cola ready to drink (RTD) launched in GB & the Netherlands
•Sustainability highlights:
◦Retained inclusion on Carbon Disclosure Project’s A List for Supplier Engagement Rating for fifth consecutive year
◦Recognised, for the third time, in the Financial Times-Statista list of Europe’s Climate Leaders
◦Joined ‘Open Call to Accelerate Action on Water’, an initiative from the United Nations Global Compact
◦Second industry partnership PET recycling facility on track to open in Australia. The two sites will have the capacity to recycle the equivalent of 2 billion PET bottles each year

Note: All footnotes included on page 4

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First Quarter Revenue Performance by Geography[2]
All values are unaudited & all references to volumes are on a comparable basis versus prior year equivalent period unless stated otherwise

	Q1
			Fx-neutral
	€ million	% change	% change
Great Britain	689	4.5%	10.5%
France[9]	535	15.5%	15.5%
Germany	659	17.5%	17.5%
Iberia[10]	655	20.5%	20.5%
Northern Europe[11]	607	4.5%	7.5%
Total Europe	3,145	12.0%	14.0%
API[8]	1,009	11.5%	13.5%
Total CCEP	4,154	12.0%	14.0%

API
•Flat volume reflects strong trading in Australia & New Zealand, benefiting from the recovery of the AFH channel & navigation of industry-wide supply constraints, offset mainly by strategic SKU rationalisation in Indonesia.
•Coca-Cola Classic, Coca-Cola Zero Sugar & Monster performed well in all markets. In Australia, Fanta & Sprite achieved double-digit volume growth reflecting the strategic focus on Flavours.
•Revenue/UC[12] growth driven by favourable underlying price in all markets, promotional optimisation in Australia & positive pack & channel mix from the recovery of the AFH channel.

France
•Volume growth reflects continued trading momentum in both channels, whilst also cycling some customer disruption in the Home channel last year.
•Coca-Cola Original Taste & Coca-Cola Zero Sugar performed well, both achieving high single-digit volume growth. Continued strong performance in Fuze tea, achieving double-digit growth across both channels.
•Revenue/UC[12] growth driven by favourable underlying price from the annualisation of last year’s headline price increases, as well as further headline price implemented late in the first quarter of 2023. Positive brand mix also contributed to the growth.

Germany
•Volume growth, despite further strategic de-listings within the water portfolio, reflects the recovery of the AFH channel following the later removal of covid restrictions last year & soft comparables. Strong trading in the Home channel also supported overall volume growth.
•Coca-Cola Original Taste, Fanta, Fuze Tea & Monster all performed well, achieving double-digit volume growth.
•Revenue/UC[12] growth driven by favourable underlying price from the annualisation of the second headline price increase last year & positive pack mix from the recovery of the AFH channel e.g. small glass +21.5%.

Great Britain
•Flat volume reflects resilient trading despite cycling tough comparables following the early rebound of the AFH channel last year.
•Coca-Cola Zero Sugar continued to perform well, while Dr Pepper & Monster achieved double-digit volume growth.
•Revenue/UC[12] growth driven predominantly by favourable underlying price from the annualisation of the second headline price increase last year & promotional optimisation.

Iberia
•Volume growth reflects recovery of the AFH channel & soft comparables from cycling covid restrictions last year. Resilient trading in the Home channel also supported overall volume growth.
•Coca-Cola Original Taste & Coca-Cola Zero Sugar performed well & both Monster & Aquarius achieved double-digit volume growth.
•Revenue/UC[12] growth driven by favourable underlying price, with further headline pricing implemented in both Spain & Portugal, in addition to positive pack & channel mix from the recovery of the AFH channel e.g. small glass +21.5%.

Northern Europe
•Volume growth reflects recovery of the AFH channel following the later removal of covid restrictions last year & soft comparables.
•Coca-Cola Zero Sugar, Fuze Tea & Monster all performed well.
•Revenue/UC[12] growth driven by favourable underlying price, with further headline pricing implemented in some markets, alongside positive pack & channel mix from the recovery of the AFH channel e.g. small glass +21.5%.

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First Quarter Volume Performance by Category[2],[3]
All values are unaudited & all references to volumes are on a comparable basis versus prior year equivalent period unless stated otherwise

	Q1
	% of Total	% Change
Sparkling	85.0%	4.5%
Coca-Cola®	58.5%	4.5%
Flavours, Mixers & Energy	26.5%	5.0%
Stills	15.0%	(1.5)%
Hydration	7.5%	0.5%
RTD Tea, RTD Coffee, Juices & Other[13]	7.5%	(3.5)%
Total	100.0%	4.0%

Coca-Cola®
•Original Taste +5.5% driven by the recovery of the AFH channel in markets cycling covid restrictions last year.
•Lights +3.0% reflecting continued solid performance in Coca-Cola Zero Sugar across all markets (+8.0%) supported by innovation & targeted campaigns.
•Coca-Cola Zero Sugar continued to gain value share[5] (+20bps of total Cola).

Flavours, Mixers & Energy
•Fanta +6.5% driven by the recovery of the AFH channel, with soft comparables from cycling covid restrictions last year. What the Fanta continued to drive excitement with the latest flavour rolling out across Europe.
•Continuing growth trends in Energy (+15.0%) led by Monster. Innovation & solid in-market execution continued to drive recruitment & distribution.

Hydration
•Continued strong performance in Sports (+14.5%), offsetting decline in Water. Growth driven by Aquarius & Powerade, both achieving double-digit growth.
•Water -5.0% driven by strategic exit of Vio large PET in Germany & Indonesia SKU rationalisation.

RTD Tea, RTD Coffee, Juices & Other[13]
•Juice drinks -8.0% reflecting Indonesia SKU rationalisation.
•RTD Tea +2.0% driven by Fuze Tea (+23.5%) & Nestea (+15.5%) in Europe, partially offset by SKU rationalisation in Indonesia.
•Costa RTD continues to maintain momentum in GB & Australia continues to benefit from double-digit growth in -196.

___________________

1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.No selling day shift in Q1; CCEP reported volume +4.0%
4.Comparable & Fx-neutral
5.External date sources: Nielsen & IRI P2 YTD
6.Europe only
7.Dividends subject to Board approval
8.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
9.Includes France & Monaco
10.Includes Spain, Portugal & Andorra
11.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
12.Revenue per unit case
13.RTD refers to ready to drink; Other includes Alcohol & Coffee

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions and divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023;

2. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;

3. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine and increasing geopolitical tension including in the Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

4. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

5. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets; and

6. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, the results of the acquisition of the minority share of our Indonesian business, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Supplemental Financial Information - Revenue - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	31 March 2023	1 April 2022	% Change
As reported and comparable	4,154	3,709	12.0%
Adjust: Impact of fx changes	71	n/a	n/a
Comparable and fx-neutral	4,225	3,709	14.0%

Revenue per unit case	5.50	5.01	10.0%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	31 March 2023	1 April 2022	% Change
As reported and comparable	3,145	2,805	12.0%
Adjust: Impact of fx changes	56	n/a	n/a
Comparable and fx-neutral	3,201	2,805	14.0%

Revenue per unit case	5.42	4.99	8.5%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	31 March 2023	1 April 2022	% Change
As reported and comparable	1,009	904	11.5%
Adjust: Impact of fx changes	15	n/a	n/a
Comparable and fx-neutral	1,024	904	13.5%

Revenue per unit case	5.77	5.09	13.5%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 25, 2023	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer